Exhibit 99.1

Legend Biotech Announces New Appointment to the Board of Directors

and Resignation of Dr. Fangliang Zhang

SOMERSET, N.J., November 23, 2020—Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech”), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, announced today that it has appointed Dr. Li Zhu to Legend Biotech’s Board of Directors. Dr. Zhu will serve as a Class III director.

In addition, Dr. Fangliang Zhang tendered his resignation from the Board of Directors of Legend Biotech and its committees, effective as of November 22, 2020. As announced on September 21, 2020, Dr. Zhang had been under residential surveillance in connection with an investigation by the Customs Anti-Smuggling Department of Zhenjiang (the “Authority”) in the People’s Republic of China, and he has now been formally placed under arrest. While no charges have been filed against him, Dr. Zhang decided that to avoid unnecessary distraction to Legend Biotech, his resignation would be in the interests of Legend Biotech and its shareholders. To date, no charges have been filed against Legend Biotech or any of its officers or directors, and Legend Biotech does not believe that it is a subject of the Authority’s investigation.

“The Board of Legend Biotech would like to take this opportunity to express its sincere gratitude and appreciation to Dr. Zhang for his valuable contribution to the company during his tenure of service,” said Sally Wang, Chairwoman of Legend Biotech. “We are excited to welcome Dr. Zhu to our Board of Directors. The addition of Dr. Zhu complements our Board’s skills and experiences, and we are confident he will provide valuable support to Legend Biotech’s strategic development and objective to bring innovative and impactful cell therapies toward potential registration and commercialization.”

Dr. Zhu served as the vice president of strategy of Genscript Biotech Corporation (“GenScript”) from March 2010 to February 2017, served as the chief strategy officer of GenScript from February 2017 to July 2019, and has served as a consultant for GenScript since July 2019. Upon his appointment as executive director of GenScript on November 22, 2020, he resumed his role as the chief strategy officer of GenScript. Before joining GenScript, Dr. Zhu worked at California-based Clontech Laboratories, Inc. as a director of molecular biology from January 1990 to March 2000. Dr. Zhu founded Genetastix Corporation, Inc., a biotech company focused on yeast-based antibody discovery, and served as president and chief executive officer from May 2000 to December 2005. Dr. Zhu then worked at biotech companies in China, serving as vice president of research at Cathay Biotech, Inc. from July 2006 to December 2008, and as vice president of HUYA Biomedical Technology (Shanghai) Co., Limited from January 2009 to December 2009. Dr. Zhu obtained a Bachelor of Science of Biology degree from the East China Normal University in June 1982 and a Doctor of Philosophy in molecular biology and immunology from Stanford University in July 1989.

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 800 employees across the United States, China and Europe, along with our differentiated technology, global development, and manufacturing strategies and expertise, provide us with the strong potential to discover, develop, and manufacture cutting edge cell therapies for patients in need.

We are engaged in a strategic collaboration with Janssen Biotech, Inc. to develop and commercialize our lead product candidate, ciltacabtagene autoleucel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to statements relating to the investigation of the Customs Anti-Smuggling Department of the People’s Republic of China, Legend Biotech’s strategic development and objectives, and the potential contributions of its new board member. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the prospectus filed with the Securities and Exchange Commission on June 8, 2020. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For Investor Relations inquiries, please contact:

Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech USA Inc.

jessie.yeung@legendbiotech.com or investor@legendbiotech.com or

media@legendbiotech.com

Surabhi Verma, Manager of Investor

Relations and Corporate Communications,

Legend Biotech USA Inc.

Surabhi.Verma@legendbiotech.com

For Medical Affairs inquiries, please contact:

Tonia Nesheiwat, Executive Director,

Medical Affairs, Legend Biotech USA Inc.

tonia.nesheiwat@legendbiotech.com or

medicalinformation@legendbiotech.com